UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A INFORMATION

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United Technologies Corporation

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United Technologies
United Technologies Corporation
One Financial Plaza
Hartford, CT 06101

April 9, 2013

Dear Shareowner,

The 2013 Annual Meeting of Shareowners of United Technologies Corporation will take place on April 29. By now, you should have received UTC's 2013 Proxy Statement,* which contains information about the **three proposals** that shareowners are being asked to vote on at this year's meeting. If you have already cast your vote, thank you very much for your participation. **If you have not yet had the opportunity to vote, we encourage you to review the Proxy Statement and to vote your UTC shares as soon as possible.**

You can vote by completing and mailing back the enclosed voting card, or you can vote by telephone or online by following the instructions on the enclosed voting card.

UTC's Board of Directors is recommending that you vote FOR all three proposals on this year's agenda.

Proposal 1 asks for your support in electing the twelve director nominees named in the Proxy Statement. *Please see pages 1 through 8 in the Proxy Statement for information on the experience and qualifications of each nominee.*

As you consider these director nominees, please take into account UTC's recent and longer-term performance. Under the oversight of the Board of Directors, UTC has achieved solid earnings and shareowner value while also executing strategic initiatives intended to build long-term sustainable growth. For 2012, UTC reported diluted earnings per share from continuing operations of $5.35 on net sales of $57.7 billion combined with strong cash flow performance *(please see pages 21-24 of the Proxy Statement for a discussion of UTC's financial performance)*. UTC increased the Common Stock dividend 11.5%. *2012 marks the 76th consecutive year that UTC shareowners have received dividends on their shares.* We achieved this financial performance in the same year that UTC completed the $18.3 billion acquisition of Goodrich Corporation, the largest aerospace acquisition ever. The Company believes this acquisition significantly enhances UTC's reach in the aerospace market and increases the opportunity for growth.

As a shareowner, you may be particularly pleased to know that UTC's total shareowner return (TSR) for 2012 was 15%, substantially exceeding the TSR for the Dow Jones Industrials (10%) and slightly below the TSR for the S&P 500 (16%). For the ten-year period ending on December 31, 2012, UTC's cumulative TSR was 225%, more than double either the Dow Jones Industrials or the S&P 500.

By voting to elect the current nominees, you will help ensure that UTC's Board continues to have the right mix of experience and qualifications to meet the challenges of tomorrow.

2012 Earnings per share from continuing operations:

$5.35

2012 Increase to quarterly dividend to shareowners:

11.5%

2012 Total shareowner return:

15%

* UTC's **2013 Proxy Statement** and **Annual Report** for 2012 are both available online at www.proxyvote.com.

Proposal 2 asks you to support the appointment of PricewaterhouseCoopers LLP as independent auditor for 2013. The Audit Committee of the Board believes that PricewaterhouseCoopers has experience and insight into the Company's operations and systems that enhance their ability to discharge the important function of independent audit review. *Please see page 65 of the Proxy Statement for details on this proposal*.

Proposal 3 asks you to approve, on an advisory basis, the compensation of UTC's named executive officers. We believe UTC's strong financial and TSR performance, discussed above, reflect the steady focus of the Board's Committee on Compensation on the goal of aligning UTC's compensation strategies with shareowner interests. UTC's compensation program has also enabled the Company to attract and retain highly talented executives. Shareowners should know that the Compensation Committee keeps abreast of important trends and benchmarks relating to executive compensation and updates UTC's compensation program when appropriate. In fact, during 2012 the Committee modified UTC's compensation strategies in a number of significant ways to ensure that the Company is following best practices and to further enhance the alignment of UTC's compensation program with the interests of UTC shareowners. *Please see pages 21-51 of the Proxy Statement to learn more about these changes*.

Based on the important compensation changes that UTC implemented in 2012, and its proven track record of adopting effective executive compensation strategies and creating long-term value for shareowners, the Board recommends that you vote FOR Proposal 3.

YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

Sincerely yours,



Louis R. Chênevert
Chairman & Chief Executive Officer

2012
Sales from
continuing
operations:

$57.7 billion

Acquired
Goodrich
Corporation:

$18.3 billion